August 13, 2008

Mr. Christopher Min
Vice President and Chief Financial Officer
eLoyalty Corporation
150 Field Drive, Suite 250
Lake Forest, Illinois 60045

      Re: eLoyalty Corporation
              Form 10-K for the year ended December 29, 2007
              File No. 000-27975

Dear Mr. Min:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A filed April 8, 2008</u>

<u>Compensation Discussion and Analysis</u>

<u>Bonuses</u>

1.   We note your disclosure that bonus amounts are based on specific performance goals and that, in 2007, you attained approximately 65% of these goals. In future filings please quantify the performance goals, the actual performance results and provide an analysis of how this impacted the actual bonus amounts paid to each named executive officer. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. Please advise us regarding how you intend to revise this disclosure in the future.

2.   You state on page 30 that the amount of bonus shares paid to each named executive officer depends on the attainment of corporate goals and then each executive's quartile ranking, depending upon his or her individual performance. Please revise your disclosure in future filings to provide additional detail and analysis of how individual performance contributed to actual compensation for the named executive officers and tell us how you intend to comply. For example, disclose the individual executive performance goals for each named executive officer, as applicable, and discuss whether the named executive officers achieved these individual executive performance goals. See Item 402(b)(2)(vii) of Regulation S-K.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Byron Cooper, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with regard to questions you may have.

Sincerely,

Jennifer Gowetski
Senior Counsel